Exhibit 99.1

March 3, 2015

The Board of Directors
Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902
Attn: Rick Simons, Chairman and CEO

Dear Rick and Members of the Board of Directors (the “Board”),

Privet Fund Management LLC (together with its affiliates, “Privet”) is one of the largest shareholders of Hardinge Inc. (“Hardinge” or the “Company”), owning approximately 7% of the Company’s outstanding shares. We made our investment in Hardinge because we believe the Company is deeply undervalued by the market relative to the value of its assets and its competitive position within the machine tool industry.  Unfortunately, despite persistent opportunities for the Company to realize meaningful growth and profitability, Hardinge leadership has failed to create value for its shareholders over any reasonable time horizon.

We believe that the Company’s shareholders have a right to demand accountability from the stewards of their capital.  Shareholders have been more than patient in giving management and the Board repeated opportunities to demonstrate execution against communicated objectives.  Rather than taking decisive action to hold management accountable for years of empty promises and squandered capital spending, the Board has continued to plod along, tacitly approving mediocrity while putting virtually no personal capital at risk.

Regrettably, it is too late for shareholders to believe any “action” or “plan” this Board may devise in response to our concerns.  At this point, we believe that the only way shareholders will feel that their interests are being truly considered is for the Board to immediately commence a process to evaluate all strategic alternatives to maximize value for shareholders.

A History of Underperformance

The Board of Directors and senior management team at Hardinge have been in place for a considerable amount of time.  Chairman/CEO Rick Simons has been at the Company since 1983 and has been a member of senior management since 1999.1  Of the six other directors, four have been on the Board for more than 11 years and three have been on the Board for over 20 years.  Over this same period of time, Hardinge shareholders have suffered through a sustained period of material underperformance.

1 Mr. Simons left the Company in July 2005 and returned in March 2008.
2 Source: Bloomberg.
3 Except as otherwise indicated, performance as of 2/27/15, adjusted for dividends.
4 Performance from 5/31/1995 to 2/27/2015.
5 Proxy Peer Group consists of companies used in the Company’s proxy to set executive compensation (excludes acquired companies).
6 Machine Tool Peer Group consists of Hurco Companies, Inc., DMG Mori Seiki AG, DMG Mori Seiki Co., Ltd., and Okuma Corp.

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We believe the primary reasons for this persistent underperformance have been management’s poor record of capital allocation coupled with an inability to deliver upon stated financial goals.  With minimal senior leadership turnover during this period of substantial underperformance, shareholders are left to conclude that the Board is either incapable or unwilling to hold itself or management accountable.

Poor Track Record of Capital Allocation

In late 2009, the Board was confronted with a proposal from Industrias Romi S.A. (“Romi”) to purchase the Company for an all-cash price of $7.50-$8.00 per share.  That offer was summarily dismissed without any meaningful engagement by the Company or its advisors.  Even after Romi made its offer public and requested an open dialogue, the Board still did not engage with Romi or any other well-capitalized competitor in the hopes of procuring an acceptable price for shareholders, stating only that the Romi offer was “grossly inadequate” and “opportunistic.”7  The Board’s failure to get the most out of a potential acquirer by refusing to participate in discussions demonstrating the true value of the Company ultimately led Romi to bring its opening offer directly to Hardinge shareholders.  In spite of this, Romi raised its offer to $10.00 per share (a 105% premium over the Hardinge stock price when Romi first approached Hardinge), yet we could find no evidence that the Board engaged in a constructive dialogue.  In its public communications, management focused on highlighting previously enacted operational initiatives intended to increase the value of the Company, ostensibly to drive the share price well above the Romi offer over a reasonable period of time.   Unfortunately, neither these ambitious business goals nor the envisioned stock price appreciation have been achieved, while the nominal and opportunity costs have been borne by shareholders.

Using the May 2010 Romi tender offer of $10.00 as our commencement, we estimate Hardinge has spent $110 million in an attempt to grow the business through non-maintenance R&D, acquisitions and new facility construction in the five years following Romi’s $117 million offer for the Company. That $110 million represents 75% of the Company’s current market capitalization and 94% of the value offered to shareholders by Romi.

May 5, 2010 Romi Tender Offer	
5/10/10 Romi Offer per Share	$10.00
Sharecount for Romi Offer (MMs)	11.688
Romi Transaction Valuation ($MMs)	$117

Growth Capital Expended Since Romi Offer	($MMs)
Non-Maintenance R&D since 2010 [8]	$35
Chinese Plant Construction [9]	10
Swiss Plant Construction [9]	9
Usach Acquisition	19
Forkhardt Acquisition	34
Voumard Acquisition	2
Total	$110

Growth Capital Expended Greatly Exceeds Increase in Valuation	
Current Market Value ($MMs) [10]	$147
Δ vs. Romi Offer ($MMs)	30
Growth Capital Invested as a % of Current Market Value	**74.6%**
Growth Capital Invested as a % of Romi Transaction Valuation	**93.8%**

7

7 Source: 4/5/2010 14D-9.
8 Per management, approximately 40% of R&D is considered maintenance. Assumes $12MM of R&D in 2014.
9 Source: 2010 Q2 Earnings Call.
10 As of 2/27/2015.

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While the previous analysis compares the absolute value of the Company relative to the total amount reinvested in the business over the past five years, wasteful capital spending has coincided with roughly 10% shareholder dilution.  Examining the share price (the only metric that really matters) confirms that shareholders would have been better served by accepting the Romi offer and then redeploying those proceeds into nearly any other financial instrument.11

Although the Company’s filings did not disclose the internal forecasts and valuation metrics used by the Board and its financial advisor in concluding to reject the Romi offer, subsequent performance has led us to surmise that management is responsible for either preparing deeply flawed operating projections or failing to execute upon reasonable ones.

No Accountability for Failed Financial Commitments

The “2020 Vision” first presented to shareholders during the third quarter 2014 earnings call outlines ambitious goals (>$600 million revenue and $80 million of EBITDA) which, if achieved, should certainly create tremendous value for shareholders.  Our enthusiasm for the prosperous future is tempered by the repeated failure of current leadership to achieve publicly stated objectives.

In the April 2010 presentation in response to the Romi offer, management outlined a series of  performance results which Hardinge would be able to achieve “during any recovery” due to “key long-term value drivers” and the “actions taken during 2008 and 2009 to reduce costs.”  These future results were presented to shareholders as a fait accompli and served as a significant component in the public basis for the rejection of the Romi offer.  We outline the individual performance goals and the subsequent actual outcomes below.

Goal: "Company believes 1% – 2% incremental EBITDA margin improvement, as compared with prior recovery periods, is attainable at higher sales volumes"

Outcome:

	2006	2007	2008	2009	2010	2011	2012	2013	2014
Sales ($000s)	$326,621	$356,322	$345,006	$214,071	$257,007	$341,573	$334,413	$329,459	$311,633
EBITDA Margin	10.0%	9.1%	1.1%	(9.0%)	1.0%	7.4%	8.3%	6.9%	4.9%

2011 and 2012 certainly represent a strong recovery period for the machine tool industry. Looking back at the 9%-10% margins achieved during 2006 and 2007, shareholders should have expected a minimum of 10%-11% margins, yet only saw 7.4% and 8.3%. These results give us little confidence in the “2020 Vision” promise of EBITDA margins of ~13%.

11 Source: Bloomberg.
12 As of 2/27/2015. Includes dividends. Uses the 5/10/2010 Romi $10.00/share offer price as the starting point.
13 Ignores the effects of 34% price appreciation since that time.

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Goal: Gross Margins Exceeding 30%
Outcome:

	2006	2007	2008	2009	2010	2011	2012	2013	2014
Gross Margin	30.7%	30.1%	26.7%	19.1%	23.8%	26.6%	29.0%	28.3%	27.9%

Gross margins never reached the 30% threshhold for any year, only approaching the target once.

Goal: Lower SG&A as Percentage of Sales

Outcome:

Hardinge temporarily achieved this goal, posting SG&A margins of 21.5% and 22.8% in 2011 and 2012, one to two points below pre-recession run-rates. However, we remain concerned about the transitory nature of this achievement as absolute levels of SG&A continue to steadily increase, irrespective of the total amount of sales.

Implicit Goal:  Grow revenue at a greater rate than the industry

Outcome:

There is no question that Hardinge operates within a cyclical industry and that 2009 was a business cycle trough.  Since that time, the Company has failed to effectively capitalize on the industry recovery while its peers have demonstrated consistent growth.

Unfortunately, the lack of accountability has not been confined to the results of the existing business.  The Company acquired Usach Technologies for $18.8 million in December 2012 in a transaction that management hailed as an “excellent extension of [Hardinge’s] existing grinding machine product lines” and noted the potential for “significant marketing synergies for the Usach brands by leveraging [Hardinge’s] existing channels in Asia… and into Europe.”16  Since then, it is our understanding that the subsidiary has generated minimal returns outside of the EBITDA ($6.5 million in 2013) embedded in the substantial backlog at the time of acquisition, and that Usach’s Elgin, IL facility remains one of the least utilized facilities in the Company’s substantial footprint.  On top of the minimal incremental earnings power and redundant facility, Hardinge has taken cumulative impairments on this acquisition of $9.9 million, approximately half of the total purchase price.
2

14Revenue growth is adjusted for the Usach acquisition ($20MM of revenue in 2013; $0MM in 2014) and the Forkhardt acquisition ($15MM in 2013; $30MM in 2014).
15 Industry Peers include Hurco Companies, Inc., DMG Mori Seiki AG, DMG Mori Seiki Co., Ltd., and Okuma Corp. Hurco results use 1/31 as year-end. DMG Mori Seiki AG 2014 revenue is based on consensus research estimates. There is no consensus estimate for Hurco 2014 results.
16 2012 4Q Earnings Call.

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Bloated Operational Footprint
Hardinge operates ten separate manufacturing facilities encompassing more than 1.2 million total square feet. While management is keen to emphasize the benefits of a “globally diverse sales and manufacturing platform,”17 there has been little mention of the detrimental financial impact of operating several significantly underutilized manufacturing facilities over extended periods of time. This inefficient operating model appears to be a meaningful reason SG&A expenses have risen from the $14 million per quarter estimate given in the April 2010 management presentation to the $21.5 million per quarter guidance given in management’s most recent earnings call.  We find these numbers to be disappointing in light of the numerous opportunities management has had to recognize cost savings as a result of the Company’s acquisitions.  Anecdotally, it appears that Hardinge has yet to close a facility it has acquired as part of a larger transaction during the past decade.  This does not seem to be a prudent strategy for maximizing the value of complementary businesses, especially as the Company’s headquarters facility in Elmira, NY (a structure capable of housing more than eight football fields) continues to operate at a fraction of its overall capacity.

Based on the midpoint of management’s statement that the current facility footprint has a capacity of $500-550 million of annual revenue,18 the Company would need to increase its sales by a staggering 60% in order to grow into its current facilities.  We find it highly implausible that operating out of a facility footprint that will, at a minimum, be significantly underutilized for the next six years even under the most aggressive assumptions is the optimal path to drive returns for shareholders.

Misalignment of Interests: Shareholder Unfriendly Governance and Lack of Insider Ownership
Despite the Company’s inability to create value for shareholders, Hardinge’s classified Board and shareholder unfriendly corporate bylaws have helped to ensure that management and directors remain entrenched in their roles.  The ability of shareholders to influence the governance of their company is obstructed by the prohibition of the rights of shareholders to call special meetings or act by written consent.  Further, if shareholders were to attempt to obtain these rights, they would face an excessively high supermajority vote requirement in order to amend the Company’s bylaws.  These artificial and antiquated restrictions limit the Board’s accountability to shareholders and have created a culture of complacency that has permeated the ranks of management.

We are also very concerned by the lack of stock ownership by management and the Board in light of their collective tenure.  Collectively, the 11 Company insiders own 3.2% of the outstanding shares.19 However, upon further examination, it appears that an overwhelming portion of the reported insider ownership has been granted by the Company.  We went back to 2004 and analyzed every stock grant for both directors and executive officers in order to determine the true method of ownership of Hardinge shares.  It appears that a majority of directors and officers have either not purchased shares in the open market or have actually been net sellers in recent years.  In fact, the only open market purchases from current management and directors we observed over the past decade were Mr. Quain’s acquisition of 1,000 shares in 2011 and Mr. Hunter’s acquisition of 5,000 shares in 2008.  The vast majority of the reported “ownership” of insiders has come in the form of share grants rather than open market purchases.

We believe that entrenched leadership coupled with minimal insider ownership and recurring stock grants has only served to widen the divide between the interests of the Company’s operators and its true owners. Why should shareholders trust that the 2020 Vision (which would be expected to result in a “> $50 share price” by 202020) will be achieved when the managers and directors who set those very goals neither own significant amounts of Hardinge stock nor are willing to commit their own capital to purchase more?

In light of the foregoing, it is clear to us that the status quo is unacceptable.  The current Board and management team have proven unworthy stewards of shareholder capital.  It is time for the Board to retain the services of a nationally recognized investment bank to conduct a fulsome evaluation of the Company’s strategic alternatives.  This evaluation should be done objectively, weighing the certain premium value shareholders would receive if Hardinge was purchased by a third party against the future prospects of the Company in the hands of a capable, properly-incented Board and management team.  There is no other option — certainly not one that maintains the untenable state of repeated operational underperformance and continuous

17 1/12/15 Investor Presentation.
18 1/12/15 Investor Presentation.
19 Source: 3/28/2014 Proxy Statement. Adjusted for former director Daniel J. Burke’s beneficial ownership of 44,557 shares.
20 1/12/15 Investor Presentation.

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value transfer from shareholders to insiders.  Should the Board fail to uphold its fiduciary duties, we will seek to advance the interests of the owners of the Company by pursuing direct shareholder representation on the Hardinge Board.

Best regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

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